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May 18, 2018

Re:	Puxin Limited (CIK No. 0001726189) Registration Statement on Form F-1

Mr. Charles Eastman

Mr. Terry French

Mr. Paul Fischer

Ms. Celeste M. Murphy

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Eastman, Mr. French, Mr. Fischer and Ms. Murphy:

On behalf of our client, Puxin Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you four courtesy paper copies of the Registration Statement, marked to show changes to the draft Registration Statement we submitted on April 27, 2018, and two copies of the submitted exhibits. In addition, the Company updated certain third-party market data cited in the Registration Statement to reflect the latest data. In this regard, the Company has supplementally submitted under separate cover four paper copies of the relevant portions of the third-party market data sources cited in the Registration Statement, marked to highlight the applicable portions containing the cited statements or statistics and cross-referenced to the relevant disclosure in the Registration Statement.

The Company currently contemplates to launch the offering, subject to market conditions, in early June 2018. As such, we would be grateful if the staff could respond promptly with additional comments, if any, on the Registration Statement prior to the contemplated public offering.

Securities and Exchange Commission	2	May 18, 2018

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or Bingqing Pan at +852-2533-3354 (bingqing.pan@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yunlong Sha, Chief Executive Officer

Mr. Peng Wang, Chief Financial Officer

Puxin Limited

Ms. Dan Ouyang, Esq.

Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmatsu Certified Public Accountants LLP